Master Large Cap Series LLC (the "Master LLC"): Master Advantage Large Cap Value Portfolio (the "Master Portfolio") BlackRock Large Cap Series Funds, Inc. (the "Corporation"):
BlackRock Advantage Large Cap Value Fund (the "Fund")
77D
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D of Form N-SAR, a description of changes to the Master Portfolio's and the Fund's investment strategies approved by the Master LLC's Board of Directors and the Corporation's Board of Directors on March 23, 2017.

Master Large Cap Series LLC:  Master Advantage Large Cap Value
Portfolio
BlackRock Large Cap Series Funds, Inc.:  BlackRock Advantage
Large Cap Value Fund
77D
Policies with respect to security investments

On March 23, 2017, the Board of Directors of BlackRock Large Cap Series Funds, Inc. (the "Corporation") approved certain changes to the investment strategies of BlackRock Large Cap Value Fund, a series of the Corporation. The Board of Directors of the Corporation also approved a change in the name of BlackRock
Large Cap Value Fund to "BlackRock Advantage Large Cap Value
Fund" (the "Fund").
Under the new investment strategies, under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in large cap equity securities of U.S. issuers and derivatives that have similar economic characteristics to such securities. For purposes of the Fund's 80% policy, large cap equity securities are equity securities that at the time of purchase have a market capitalization within the range of companies included in the Russell 1000(r) Value Index (the "Russell 1000 Value Index"). The Fund primarily intends to invest in equity securities, which include common stock, preferred stock and convertible securities, or other financial instruments that are components of, or have characteristics similar to, the securities included in the Russell 1000 Value Index. The Russell 1000 Value Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities. From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs"). The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the Russell 1000 Value Index. The use of options, futures, swaps, forward contracts and contracts for difference can be effective in protecting or enhancing the value of the Fund's assets.
The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities.
On March 23, 2017, the Board of Directors of Master Large Cap Series LLC (the "Master LLC") approved substantially similar changes to the investment strategies of Master Large Cap Value Portfolio, a series of the Master LLC. The Board of Directors of the Master LLC also approved a change in the name of Master Large Cap Value Portfolio to "Master Advantage Large Cap Value Portfolio" (the "Master Portfolio"). The Fund is a "feeder fund" that invests all of its assets into the Master Portfolio. These changes to the investment strategies of the Fund and the Master Portfolio and the name changes became effective June 12, 2017.